

October 20, 2014

Via E-mail
George Thanopoulos
Chief Executive Officer
Metaldyne Performance Group Inc.
47659 Halyard Drive
Plymouth, MI 48170

> **Re:** **Metaldyne Performance Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2014**
> **File No. 333-198316**

Dear Mr. Thanopoulos:

We have reviewed your responses to the comments in our letter dated September 18, 2014 and have the following additional comments.

General

1. We note that you have filed several lease agreements as exhibits to your registration statement. Please revise your prospectus to describe the material terms of these agreements.

Overview, page 1, and

Summary Historical Financial and Other Data, page 14

2. We note the disclosure in the second paragraph on page 14 which indicates that the summary unaudited pro forma information has been prepared to give pro forma effect to the Grede Transaction, the Combination, the Refinancing, the elimination of certain sponsor management fees and issuance of _____ shares of common stock offering by the selling stockholder. This disclosure is inconsistent with that noted in footnote (2) which indicates the pro forma information does not reflect the Refinancing or this offering. Please advise or revise as appropriate. Footnote (b) to the table on page 17 should be similarly revised.

Capitalization, page 46

3. We note your response to our prior comment 8. As requested in our prior comment, please to disclose the nature, amount and terms of the borrowings that will be available

and outstanding under the debt financing transactions to be consummated in connection with the offering.

Unaudited Pro Forma Financial Data, page 53

4. We note your response to our prior comment 9 and the changes that have been made to page 53 in response to our prior comment. As requested in our prior comment, please also revise the introductory paragraph to disclose the nature and significant terms of the Refinancing transactions once the terms of such transaction have been determined. Note (b) to the pro forma balance sheet on page 56 should also disclose the nature, amounts and the related terms of the debt obligations that will be incurred and repaid prior to the consummation of the offering.

5. We note from your response to our prior comment 10 that you granted options to acquire 310,000 shares of your common stock with an exercise price equal to the estimated fair market value of your common stock at the date of grant, with ratable vesting over four years in connection with the Combination as well as a conversion of the previous equity awards at HHI, Metaldyne and Grede. As it appears the issuance and conversion of these awards were directly attributable to the Combination, please revise the pro forma statements of operations to include adjustments giving effect to the expense associated with the issuance or conversion of such awards. Refer to the guidance outlined in 11-02(b)(6) of Regulation S-X. The notes to the pro forma financial information should also be revised to explain the method and significant assumptions used to calculate or determine such incremental expense.

6. In a related matter, we note from your response to our prior comment 10 that once you finalize the additional stock based compensation awards that will be issued in the connection with the Combination, you will include the terms, conditions and estimated expenses in future amendments to the registration statement as part of actual and pro forma financial results as applicable. To the extent the number and terms of such awards are finalized prior the effectiveness of your registration statement, please revise the pro forma financial information to include adjustments giving effect to the incremental compensation expense resulting from such awards.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 60

7. Refer to footnote (b) – Please revise footnote (b) to disclose the amounts of the historical depreciation expenses that were considered in determining the pro forma adjustments to depreciation expense for the six months ended June 29, 2014, the six months ended June 30, 2013 and the year ended December 31, 2013.

8. Refer to footnote (f) – Please revise footnote (f) to disclose the amounts of the historical amortization expenses that were considered in determining the pro forma adjustments to

amortization expense for the six months ended June 29, 2014, the six months ended June 30, 2013, and the year ended December 31, 2013.

9. Refer to footnote (i) – we note the disclosure that has been added to footnote (i) in response to our prior comments18 and 19. Please revise footnote (i) to disclose the interest rate(s) that were used to calculate or determine the adjustments to interest expense for the Grede acquisition debt for all periods presented in the pro forma statements of operations.

10. Also, given that the Grede acquisition debt provides for a variable interest rate, please revise to include a sensitivity analysis explaining how interest expense would be impacted in the event of a change in market interest rates.

11. Refer to footnote (j) – Please tell us and revise to explain the basis for the effective income tax rates used to determine the tax effect of the pro forma adjustments of 41% for the six months ended June 29, 2014 and 41.5% for the six months ended June 30, 2013 and for the year ended December 31, 2013.

12. We note your response to our prior comment 20. As requested in our prior comment, please revise footnote (l) to disclose the nature and significant terms of the debt obligations that you expect to incur and repay as part of the refinancing transaction that will be completed prior to the consummation of the offering.

13. We note your response to our prior comment 22 and the changes that have been made to footnote (k) in response to our prior comment. Please explain why the adjustment to your pro forma statement of operations for the six months ended June 29, 2014 to eliminate legal accounting and consulting fees totals $.8 million when the disclosure in footnote (k) indicates that only $.5 million of legal accounting and consulting fees were incurred for services directly related to the Combination during this period. Please advise or revise as appropriate.

14. Refer to adjustment (m) – Please explain why the amounts of the pro forma adjustments being made to eliminate management fees in the pro forma statements of operations for the six months ended June 30, 2014 and 2013 of $2.2 and $2.0 million, respectively, do not agree to the actual amounts incurred during these periods as reflected in Note (18) to the interim financial statements of $10.7 million and $2.3 million, respectively. Similarly, please explain why the amount of the pro forma adjustment being made to eliminate management fees in the pro forma statement of operations for the year ended December 31, 2013 of $4.0 million does not agree to the actual amount incurred during this period of $4.5 million as disclosed in Note (23) to the audited financial statements. Please advise or revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 86

Year Ended December 31, 2013 compared to Successor Period 2012 and Predecessor Period 2012

Other, net page 81

15. We note from the discussion included on page 81 that other net for the year ended December 31, 2013 included a $10.1 million purchase price adjustment related to the Metaldyne transaction. Please tell us and revise MD&A to explain in further detail the nature and timing of the changes in facts or circumstances that resulted in this purchase price adjustment and explain why it has been reflected in "other, net" expense in your 2013 results of operations.

Contractual Obligations, page 86

16. We note your response to our prior comment 28 but continue to note that the amount of long-term debt obligations per the table on page 86 of $1,238.1 does not agree to the amount disclosed in Note 13 on page F-21 of $1,235.5. Please reconcile and revise these disclosures.

17. We note your response to our prior comment 29. Upon completion of the refinancing, please revise to include a pro forma table of your contractual obligations that gives effect to the Grede acquisition and the refinancing transactions. This pro forma table should be accompanied by footnote disclosures explaining the nature and amount of any adjustments made to your historical contractual obligations to arrive at the pro forma amounts.

Stock -Based Compensation, page 90

18. We note your response to our prior comment 32 and reissue our prior comment. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO pursuant to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

19. We note the disclosures that have been added to page 90 of your critical accounting policies in response to our prior comment 31. Please expand your discussion to explain in further detail how you determined the fair market value of the underlying stock that was used in valuing the HHI Options and the Metaldyne Tranche A and B options that were granted during 2013 and 2012. Your revised discussion should also explain how

you determined the expected term of the options, the risk free interest rates, the expected dividend yields and the expected volatility over the options expected terms that were used in valuation your option grants. As part of your response, please also explain why an expected dividend yield of 0% was used in valuing the options when the disclosure in footnote (1) on page 91 indicates that the exercise prices of the options were subsequently revised in accordance with the agreements to reflect dividends paid.

Quantitative and Qualitative Analysis of Market Risk, page 93

Foreign Currency Exchange Rate Risk

20. We note the changes that have been made to page 93 in response to our prior comment number 33 but do not believe your changes were fully responsive to our prior comment. In this regard, your disclosure on page 93 indicates that a significant portion of your sales and your expenses are in currencies other than the US dollars. However, your quantitative analysis of the impact of changes in exchange rates discusses only the impact of a change in the US dollar/Euro exchange rates on your Euro denominated debt. Please revise to further describe the foreign currencies in which a significant portion of your sales and expenses are denominated and discuss the impact that a change in such currencies would have on your results of operations for the most recent fiscal year period presented.

Executive and Director Compensation, page 118

Performance-Based Compensation, page 119

21. We note your response to our prior comment 37; however, it does not appear appropriate to omit performance targets for completed fiscal years that are based on metrics derived from your historical financial statements. Please quantify all company-wide performance targets used to determine named executive officer compensation for the most recently completed fiscal year, including Adjusted EBIDTA for each of HHI, Metaldyne, and Grede, Operating Cash Flow for Metaldyne, and Adjusted Free Cash Flow for Grede. Please refer to Item 402 of Regulation S-K.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 149

22. We note your response to our prior comment 43 and reissue in part. Please delete your statement on page 149 that "this discussion is for general information only" to remove the implication that investors are not entitled to rely on the disclosure in this section. Please remove the similar inappropriate disclaimer from the third paragraph on page 54 that states that the pro forma financial data "is presented for informational purposes only" and elsewhere as appropriate.

Metaldyne Performance Group Inc. Financial Statements, page F-5

Note 13. Debt

23. We note the changes that have been made to your audited and interim financial
statements in response to our prior comment 55. As requested in our prior comment, if
restrictions on the payment of dividends will be included in any debt to be incurred in
connection with your planned refinancing transaction, please revise MD&A to and the
notes to your financial statements to disclose the nature and terms of these restrictions on
your ability to pay dividends.

Restricted Net Assets, page F-27

24. We note from the disclosure added on page F-27 that the restricted net assets of HHI and
Metaldyne totaled $325.2 million as of December 31, 2013. Given that the amount of
such net assets exceed 25% of consolidated net assets as of this date, please revise the
filing to include the audited condensed financial information for the registrant (Schedule
I) required by rule 5-04 of Regulation S-X.

Note 18. Stock-based Compensation, page F-28

25. We note the disclosures that have been added to Note (18) in response to our prior
comment number 57. Please disclose the fair value of your common shares at December
31, 2013 that was used to calculate or determine the aggregate intrinsic value of your
options outstanding and exercisable at this date. Also, since your shares are not publicly
traded, please explain how the fair value of your common shares was estimated or
determined.

Predecessor Company, page F-32

26. We note from your response to our prior comment 58 that the total liability associated
with the RSUs recognized at the time of the HHI Transaction was determined based on
the fair value of the entity purchased. We also note that the $88.6 million is the amount
of cash to be received by the RSU participants based on their 13.56% ownership of the
entities that were sold. Given that the purchase price for HHI totaled approximately
$722.2 million and 13.56% of such amount would be approximately $97.9 million, please
explain in further detail how you calculated the amount of cash to be paid to the RSU
participants of $88.6 million.

Note (23) Related Party Transactions, page F-42

27. We note your response to our prior comment 59 and the revisions that have been made to
Note (23) of your financial statements. Please revise MD&A to also disclose the
percentage ownership interest that affiliates of American Securities will continue to hold

following completion of the offering and disclose their ability to exercise significant influence or control over your operations. Refer to the disclosure requirements outlined in ASC 850-10-50.

Note (25) Subsequent Events, page F-46

28. We note from the disclosure added to Note 25 in response to our prior comment 65 that in connection with the combination transaction, you issued certain stock options to its executives and employees, a portion of which vested upon grant and the remainder of which vest over periods of three to four years. Please revise to disclose the significant assumptions used to value these stock-based compensation grants. Also, please revise to disclose the amount of compensation expense that will be recognized in connection with the stock option grants that vested at the grant date as well as the aggregate compensation expense that will be recognized in connection with the options that will vest over a period of three to four years. Note 20 to the interim financial statements should be similarly revised.

Note (12) Stock-based Compensation, page F-62

29. We note your response to our prior comment 64. As requested in our prior comment, please revise Note (12) to explain whether the modifications made to Grede's RSU's resulted in the recognition of compensation expense in your financial statements. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Alexander D. Lynch, Esq.